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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*



                         NEWBRIDGE NETWORKS CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                    650901101
________________________________________________________________________________
                                 (CUSIP Number)

     PASCAL DURAND-BARTHEZ; ALCATEL, 54, RUE LA BOETIE, 75008 PARIS, FRANCE
                               011-331-40-76-10-10
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                FEBRUARY 22, 2000
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D
                              CUSIP No. 650901101
    ____________________________________________________________________________

    1  NAME OF REPORTING PERSONS
       Alcatel
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Not applicable
    ____________________________________________________________________________

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) [ ]
                                                         (B) [X]
    ____________________________________________________________________________

    3  SEC USE ONLY
    ____________________________________________________________________________

    4  SOURCE OF FUNDS*
       WC
    ____________________________________________________________________________

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
    ____________________________________________________________________________

    6  CITIZENSHIP OR PLACE OF ORGANIZATION
       France
    ____________________________________________________________________________

       NUMBER OF         7          SOLE VOTING POWER
       SHARES                       0(1)
       BENEFICIALLY                 ____________________________________________
       OWNED BY          8          SHARED VOTING POWER
       EACH                         39,710,908(2)
       REPORTING
       PERSON WITH                  ____________________________________________
                         9          SOLE DISPOSITIVE POWER
                                    0(3)
                                    ____________________________________________
                         10         SHARED DISPOSITIVE POWER
                                    38,710,908 (4)
    ____________________________________________________________________________

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       39,710,908
    ____________________________________________________________________________

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                           [X]
    ____________________________________________________________________________

    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22%
    ____________________________________________________________________________

    14 TYPE OF REPORTING PERSON*
       CO
    ____________________________________________________________________________




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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                     Footnotes to Cover Page of Schedule 13D

(1) Alcatel entered into an Option Agreement dated February 22, 2000 (the "Option Agreement") with Newbridge Networks Corporation (the "Issuer") regarding an option (the "Option") to purchase up to 36,183,000 Newbridge common shares (the "Option Shares"). This Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. In addition, Alcatel may not vote any of the Option Shares that Alcatel may acquire upon exercise of the Option in favor of the proposed transaction between Alcatel and the Issuer or against any Acquisition Proposal (as defined in the Merger Agreement described below) unless certain of the voting obligations in that certain voting agreement with Terence Matthews and his associated corporations are no longer applicable due to certain changes in Canadian tax laws. Alcatel expressly disclaims beneficial ownership of any of the Option Shares which are purchasable by Alcatel upon exercise of the Option until such time as Alcatel purchases such Option Shares.

(2) The Issuer common shares covered by (8) of the cover page of this Schedule 13D are subject to a voting agreement with certain shareholders of the Issuer, as described in Item 4 of this Schedule 13D.

(3) See footnote (1) above.

(4) See footnote (2) above.





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                            STATEMENT ON SCHEDULE 13D
                             PURSUANT TO RULE 13D-1
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value per share (the "Common Shares"), of Newbridge Networks Corporation (the "Issuer" or "Newbridge"). The principal executive office of the Issuer is located at 600 March Road, Kanata, Ontario, Canada K2K 2E6.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by Alcatel (the "Reporting Person" or "Alcatel"), a French corporation engaged in the business of providing telecommunications equipment and systems. Its principal executive office and principal business address is 54, rue La Boetie, 75008 Paris, France.

Information as to each executive officer and director of Alcatel is set forth on Schedule A hereto and is incorporated herein by reference. During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); nor has the Reporting Person, or to the knowledge of the Reporting Person, any person named in Schedule A hereto, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Option Agreement was entered into by Newbridge as an inducement to Alcatel's entering into that certain merger agreement dated February 22, 2000
(the "Merger Agreement") between the parties.   None of the triggering events
(described in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and Alcatel wishes to purchase the Option Shares subject thereto, Alcatel anticipates that it would either take advantage of the cashless exercise feature provided in the Option Agreement or fund the purchase of such Option Shares with working capital or through other financing sources available to Alcatel at the time of exercise.




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In consideration of Alcatel entering into the Merger Agreement and agreeing to participate in the plan of arrangement involving the Issuer, Terence Matthews and his associated corporations (the "Shareholders") entered into a voting agreement dated February 22, 2000 (the "Voting Agreement") with Alcatel.
The Option Agreement and the Voting Agreement were entered into by Alcatel in order to enhance the likelihood of a successful completion of its proposed acquisition of Newbridge.

ITEM 4. PURPOSE OF TRANSACTION

Upon the consummation of the transactions contemplated by the Merger Agreement, Alcatel will acquire control of the Issuer in exchange for roughly $7.1 billion in Alcatel American Depositary Shares ("ADSs") or shares to be issued by the Issuer which are exchangeable for ADSs. The closing is conditioned upon, among other things, obtaining the requisite shareholder approvals, regulatory approvals and Canadian court approval.

Pursuant to the Voting Agreement, the Shareholders agreed, among other things, to vote or cause to be voted all of their Common Shares (i) in favor of the proposed transactions contemplated by the Merger Agreement or (ii) against any action that would impede or discourage such transactions. The Shareholders shall be relieved of their obligation to vote as described in (i) of the previous sentence if certain changes in Canadian tax laws were to occur. In addition, each Shareholder agreed not to sell, transfer, gift, assign, pledge, hypothecate, encumber or otherwise dispose of, or grant any proxy or consent with respect to, any of his or its Common Shares at any time prior to the termination of the Merger Agreement, except that (i) up to a maximum of 1,000,000 Common Shares (less half of the number which are pledged pursuant to (ii) below) may be sold; (ii) up to a maximum of 2,000,000 Common Shares (less two times the number that are sold pursuant to (i) above) may be pledged to secure a loan; and (iii) the Common Shares may be transferred to affiliates in order to facilitate transactions contemplated by the Merger Agreement. As of February 22, 2000, the Shareholders owned 39,710,908 Common Shares which were subject to the Voting Agreement.

The descriptions contained in this Item 4 of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements which are incorporated by reference herein and are filed as Exhibits 1 and 2, respectively, hereto.

Pursuant to the Option Agreement, Newbridge granted Alcatel an irrevocable option (the "Option") to purchase up to 36,183,000 Common Shares for Cdn. $50.60 per share



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(the "Option Shares").  The Option may be exercised by Alcatel in the event the
Merger Agreement is terminated by Alcatel or Newbridge for one of a limited number of reasons, including the failure of Newbridge to secure shareholder approval of the transaction and an Acquisition Proposal (as defined in the Merger Agreement) having been made prior to the Newbridge shareholder meeting. In addition, Alcatel may not vote any of the Option Shares that Alcatel may acquire upon exercise of the Option in favor of the proposed transaction between Alcatel and the Issuer or against any Acquisition Proposal (as defined in the Merger Agreement) unless the Shareholders are relieved of certain of their voting obligations set forth in the Voting Agreement, as described above. Furthermore, Alcatel is limited by both the Merger Agreement and the Option Agreement to receive only $375 million as a "break-up fee" and has agreed, at Alcatel's discretion: (1) to reduce the number of shares subject to the Option;
(2) to deliver to Newbridge for cancellation Option Shares previously purchased upon exercise of the Option; (3) to pay cash to Newbridge; or (4) any combination of 1-3, so long as Alcatel does not retain the benefit of more than $375 million. Based on the foregoing, Alcatel disclaims beneficial ownership of the 36,183,000 Common Shares subject to the Option until such time as it purchases such Option Shares until such time as it purchases such Option Shares.

The description contained in this Item 4 of the transactions contemplated by the Option Agreement is qualified in its entirety by reference to the full text of the Option Agreement which is incorporated by reference herein and is filed as Exhibit 3 hereto.

As part of a plan of arrangement to be approved by a Canadian court to affect the transactions contemplated by the Merger Agreement, the Issuer will reorganize its share capital to provide for exchangeable shares and the elimination of its preferred shares. As part of the Plan of Arrangement, upon the effective time of the transaction, shareholders of the Issuer will exchange their existing Newbridge Common Shares for the Issuer's exchangeable shares (which will be exchangeable into Alcatel ADSs) if requested by the shareholder, or for Alcatel ADSs. Newbridge Common Shares will no longer be traded on a national securities exchange and will only be held by a subsidiary of Alcatel.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As a result of the Voting Agreement, Alcatel has shared voting power to vote an aggregate of 39,710,908 Common Shares for the limited purposes described in
Item 4 above, and such shares constitute approximately 22% of the issued and outstanding Newbridge Common Shares as of February 22, 2000.

The number of Common Shares covered by the Option Agreement is equal to 36,183,000, which constitutes approximately 19.9% of the issued and outstanding Common Shares as of February 22, 2000. The Option may only be exercised upon the




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happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. In addition, Alcatel's rights to vote any of the Option Shares are limited as described in Item 4. Alcatel expressly disclaims beneficial ownership of any of the Option Shares which are purchasable by Alcatel upon exercise of the Option until such time as Alcatel purchases such Option Shares.


To the knowledge of the Reporting Person, no person named on Schedule A hereto beneficially owns any Common Shares. No transactions in Common Shares have been effected in the past 60 days by the Reporting Person, or to the knowledge of the Reporting Person, by any person named on Schedule A hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Items 3 and 4 above for a description of the Merger Agreement, the Voting Agreement and the Option Agreement.

Except as disclosed in this statement or the documents referred to herein, there are no contracts, arrangements, understandings or relationships (i) between the Reporting Person and any other person with respect to the securities of Newbridge or (ii) to the knowledge of the Reporting Person, among the persons named on Schedule A hereto or between such persons and any other person with respect to any securities of Newbridge.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Merger Agreement, dated February 22, 2000.

2. Voting Agreement, dated February 22, 2000 and
Amendment No. 1 dated March 3, 1999.

3. Option Agreement, dated February 22, 2000.
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                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                             Alcatel



        3 March 2000                 By:  /s/  Jean-Pierre Halbron
------------------------------            ---------------------------------
            Date                          Name:  Jean-Pierre Halbron
                                          Title: Senior Executive Vice President




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                                   Schedule A

     The name, current business address, present principal occupation or employment and citizenship of each director and executive officer of Alcatel is set forth below. Unless otherwise indicated, the current business address of each person is 54, rue La Boetie, 75008 Paris, France. Unless otherwise indicated, each such person is a citizen of France and each occupation set forth opposite such individual's name refers to employment with Alcatel.

DIRECTORS

     SERGE TCHURUK            Chairman and Chief Executive Officer of Alcatel.

     DANIEL BERNARD           Chairman and Chief Executive Officer of Carrefour,
France's largest hypermarket network located at 6, avenue Raymond Poincare, B.P. 419.16, 75769 Paris Cedex 16, France.

     PHILIPPE BISSARA         Managing Director of ANSA (Association Nationale
des Societes par Actions), a legal consulting and lobbying organization located at 15, Place du General Catroux, 75017 Paris, France.

     FRANK BLOUNT             Director of Alcatel USA, Inc. An American citizen.

     PAOLO CANTARELLA         Managing Director of Fiat S.p.A., an Italian
automobile manufacturer located at 250, via Nizza, 10126 Turin, Italy. An Italian citizen.

     JACQUES FRIEDMANN        Chairman of the Supervisory Board of AXA, a French
insurance company located at 9, place Vendome, 75001 Paris, France.

     NOEL GOUTARD             Chairman and Chief Executive Officer of Valeo, a
company which designs and manufacturers components for both the original equipment and aftermarket segments of the automotive industry, located at 43, rue Bayen, 75848 Paris Cedex 17, France.

     JEAN-PIERRE HALBRON      Senior Executive Vice President of Alcatel.

     PIERRE-LOUIS LIONS       Professor at the University of Paris IX -
Dauphine, located at Place du Marechal de Lattre de Tassigny, 75775 Paris Cedex 16, France and at the Ecole Polytechnique, located at 91128 Palaiseau Cedex, France. Member of the French Academy of Science (Section de mathematiques).




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     THIERRY DE LOPPINOT      Legal Counsel at Alcatel Headquarters.

     JEAN-MARIE MESSIER       Chairman and Chief Executive Officer of Vivendi, a
                              French conglomerate, located at 42 Avenue de
                              Friedland, 75008 Paris, France.

     BRUNO VAILLANT           Engineer in charge of scientific information at
                              Alcatel Space Industries, located at 26, avenue
                              Champollion, BP 1187, 31037 Toulouse Cedex 1,
                              France.

     MARC VIENOT              Honorary Chairman and Director of Societe
                              Generale, a large commercial bank in France, located at Tour Societe Generale, 92972 Paris La
                              Defense Cedex, France.

     HELMUT WERNER            Chairman of the Supervisory Board of Expo 2000
                              Hannoverg GmbH, located at Atlantic Business
                              Center, Eugstlatter Weg 18, D-70567 Stuttgart
                              (Mohringan), Germany. A German citizen.


EXECUTIVE OFFICERS

     SERGE TCHURUK            See above

     JEAN-PIERRE HALBRON      See above


     GERARD HAUSER            President of Alcatel Cables and Components.

     KRISH PRABHU             Chief Operating Officer of Alcatel Telecom and
                              President and Chief Executive Officer of Alcatel
                              USA, Inc., located at 1000 Coit Road, Plano, Texas
                              75075. An American citizen.

     MICHEL LEMAIRE           Chief Executive Officer of Metallurgy Division.
                              His business address is Alcatel, 30 rue Pierre
                              Beregovoy, BP 309 92111 Clichy, Cedex, France.

     MARTIN DE PRYCKER        Chief Technology Officer of Alcatel.
                              His business address is Alcatel Bell Telephony,
                              Excelsiorlaan 67-69, 1930 Zaventem, Belgium
                              A Belgian citizen.

     OLIVIER HOUSSIN          Executive Vice President of Alcatel Telecom

     JULIEN DE WILDE          Executive Vice President of Alcatel Telecom.
                              A Belgian citizen.

     YVON RAAK                Chief Executive Officer of Telecom Products
                              Division

     JORG SELLNER             Chief Executive Officer of Components Division.
                              His business address is Alcatel Deutschland
                              GmbH, Lorenzstr, 10, 70435 Stuttgart, Germany.
                              An Austrian citizen.

     BRUNO THOMAS             Chief Executive Officer of Energy Division

     GREGOIRE OLIVIER         Chief Executive Officer of Batteries Division.
                              His business address is Saft, 156 avenue de Metz, 93230 Romainville, France